UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THRIVE WORLD WIDE, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-2725030
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

638 Main Street, Lake Geneva, Wisconsin	53147
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:   N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

General

Our Articles of Incorporation, as amended, authorize the issuance of 200,000,000 shares of Common Stock, $.001 par value per share. As of December 31, 2009, there were 27,050,000 shares of our Common Stock issued and outstanding held by 48 stockholders of record.

The holders of the shares of Common Stock: (a) have equal ratable rights to dividends from funds legally available therefore, subject to any preference rights of outstanding preferred stock, when, as, and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution upon winding up of our affairs; and (c) are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. Our Articles of Incorporation, as amended, authorize the issuance of 10,000,000 shares of “blank check” preferred stock, $0.001 par value, having such rights and preferences as to dividends, liquidation, participation, voting and other rights as determined by the board of directors at the time they are issued. There are no shares of preferred stock issued or outstanding.

The holders of shares of Common Stock do not have: (a) cumulative or special voting rights; (b) preemptive rights to purchase new issues of Common Stock; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the shares of Common Stock are not convertible into any other security and there are no restrictions on dividends payable to holders of shares of Common Stock under any loan, other financing arrangements or otherwise.

Market Information

On September 28, 2009, our symbol was changed from “BOVD” to “TWWI", in conjunction with our change of name from Boveran Diagnostics, Inc. to Thrive World Wide, Inc. Our common stock was first cleared for quotation on the OTCBB under the symbol “ZYAT” on December 6, 2007. Prior to that, there was no market for our common stock.

Dividend Policy

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or
2. Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as our board of directors deems relevant. There are no present loan agreements or other agreements that impose any restrictions on the payment of dividends.

ITEM 2. EXHIBITS.

Exhibit No.	Description of Exhibit

2.1(1)	Conversion Agreement dated April 8, 2005 between Z Yachts, LLC, a Florida limited liability company and Z Yachts, Inc., a Nevada corporation
3.1(1)	Articles of Incorporation
3.2(1)	Bylaws
3.3(2)	Certificate of Amendment to Articles of Incorporation
4.1(3)	Form of certificate representing the Common Stock, $.001 par value per share, of Z Yachts, Inc., a Nevada corporation

(1)	Filed as Exhibits 2.1, 3.1, 3.2, respectively to the registrant’s Form SB-2 filed with the SEC on August 16, 2005, and incorporated herein by reference.
(2)	Filed as Exhibit 10.3, to the registrant’s Form 8-K filed with the SEC on July 31, 2008, and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to the registrant’s Form SB-2 filed with the SEC on August 16, 2005, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THRIVE WORLD WIDE, INC.

Date: January 26, 2010	By:	/s/ Andrew Schenker
Andrew Schenker, President and CEO